UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASIAINFO HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

04518A104 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04518A104	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward Tian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

1,068,871 shares held directly by Edward Tian; 4,000 shares held in a revocable trust for the benefit of Edward Tian’s daughter, Stephanie Tian; 750,000 shares held by Morgan Stanley & Company as a guaranty; options to acquire beneficial ownership of 1,210,000 shares that are all currently exercisable.

  6    SHARED VOTING POWER

2,198,079 shares held by Edward Tian’s wife, Jean Qin Kong.

  7    SOLE DISPOSITIVE POWER

1,068,871 shares held directly by Edward Tian; 4,000 shares held in a revocable trust for the benefit of Edward Tian’s daughter, Stephanie Tian; 750,000 shares held by Morgan Stanley & Company as a guaranty; options to acquire beneficial ownership of 1,210,000 shares that are all currently exercisable.

  8    SHARED DISPOSITIVE POWER

                2,198,079 shares held by Edward Tian’s wife, Jean Qin Kong.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.87%
12	TYPE OF REPORTING PERSON IN

Item 1	(a).	Name of Issuer.

AsiaInfo Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

4th Floor Zhongdian Information Tower No. 6 Zhongguancun South Street Haidian District, Beijing 100086 China

Item 2	(a).	Name of Person Filing.

Edward Tian

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

Villa 108, Beijing Riviera Garden, No. 1 Xiangjiang Bei Rd., Chaoyang District Beijing 100103 P.R. China

Item 2	(c).	Citizenship.

The People’s Republic of China

Item 2	(d).	Title of Class of Securities.

Common Stock

Item 2	(e).	CUSIP Number.

04518A104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act,

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act,

	(c)	☐ Insurance Company as defined in Section 3(a) (19) of the Act,

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act,

	(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b) (1) (ii) (F),

	(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b) (ii) (G); see Item 7,

	(h)	☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (H).

Item 4.	Ownership.

(a) Amount beneficially owned: 5,230,950

(b) Percent of class: 10.87%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of cover page.

(ii) Shared power to vote or to direct the vote: See row 6 of cover page.

(iii) Sole power to dispose or to direct the disposition: See row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of the Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006.

/s/ Edward Tian
Edward Tian